UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

LAIX Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G5352L 109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5352L 109	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS Zheren Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,010,931 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,010,931 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,010,931 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%. See Item 4.
12	TYPE OF REPORTING PERSON IN

CUSIP No. G5352L 109	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS Muang Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,010,931 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,010,931 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,010,931 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%. See Item 4.
12	TYPE OF REPORTING PERSON CO

CUSIP No. G5352L 109	Page 4 of 7 pages

ITEM 1(a).	NAME OF ISSUER:

LAIX Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Zheren Hu and Muang Holdings Ltd. (each a “Reporting Person,” collectively, the “Reporting Persons)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Zheren Hu

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090

People’s Republic of China

Muang Holdings Ltd.

Start Chambers, Wickham’s Cay II.

P.O. Box 2221, Road Town,

Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Zheren Hu – People’s Republic of China

Muang Holdings Ltd. – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.001 per share (“Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G5352L 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d -2(b) OR (c), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

CUSIP No. G5352L 109	Page 5 of 7 pages

ITEM 4.	OWNERSHIP

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Zheren Hu	5,010,931	(1)	10.2	%(2)	22.1	%(3)	5,010,931	(1)	0	5,010,931	(1)	0
Muang Holdings Ltd.	5,010,931	(1)	10.2	%(2)	22.1	%(3)	5,010,931	(1)	0	5,010,931	(1)	0

(1)

Includes 5,010,931 Class B Ordinary Shares held by Muang Holdings Ltd., a British Virgin Islands company beneficially owned by Mr. Zheren Hu. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Issuer. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share.

(2)

The percentage of the class of securities beneficially owned by each Reporting Person is based on 49,152,231 outstanding ordinary shares as a single class, being the sum of 29,476,557 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of December 31, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(3)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

CUSIP No. G5352L 109	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement

CUSIP No. G5352L 109	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

Zheren Hu

/s/ Zheren Hu

Muang Holdings Ltd.

By:	/s/ Zheren Hu
Name:	Zheren Hu
Title:	Director